Exhibit 12.1

COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES

(dollars in thousands)

Ratio of Earnings to Fixed Charges:

	Fiscal Year Ended
	1999	2000	2001	2002	2003
Interest expense	$69,253	$60,037	$61,360	$71,349	$109,960
Capitalized interest	47,002	26,451	7,043	10,711	1,473
Estimated interest portion of financing cost	10,765	17,332	25,046	88,750	15,751

Fixed charges	$127,020	$103,820	$93,449	$170,810	$127,184

Income (loss) before income taxes	$73,625	$1,251,899	$(93,923)	$(1,264,603)	$(322,228)
Fixed charges	127,020	103,820	93,449	170,810	127,184
Less: interest charges capitalized	(47,002)	(26,451)	(7,043)	(10,711)	(1,473)
Amortization of capitalized interest	16,381	22,598	24,877	22,203	22,981

Earnings (loss)	$170,024	$1,351,866	$17,360	$(1,082,301)	$(173,536)

Ratio of earnings to fixed charges	1.3x	13.0x	*	*	*

*	Earnings are inadequate to cover fixed charges in these periods. The earnings deficiency is approximately $76,000, $1,253,000 and $301,000 in 2001, 2002 and 2003, respectively.